UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acceptus Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Broadhollow Road, Ste 104
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon (516) 490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven Dubinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acceptus Capital Corp, as of Decemeber 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Danielle S McMahon

Notary Public

DANIELLE S MCMAHON
Notary Public, State of New York
Reg. No. 01MC6366993
Qualified in Suffolk County County
Commission Expires November 13, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCEPTUS CAPITAL CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Acceptus Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acceptus Capital Corp.
(the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended and the related notes (collectively referred to as the
"financial statements"). In our opinion, the financial statements present fairly, in all material respects, the
financial position of the Company as of December 31, 2019, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and
are required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement, whether due to error or fraud. The Company is not required to have, nor were
we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we
are required to obtain an understanding of internal control over financial reporting but not for the purpose
of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
information in Schedules I, II and III reconciles to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

ACCEPTUS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	83,497
Deposit with Clearing Broker		50,000
Prepaid Expenses		19,695
TOTAL ASSETS	$	153,192

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts Payable	$	2,721
Total Liabilities		2,721
Shareholder's Equity		150,471
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	153,192

See Accompanying Notes to Financial Statements.

ACCEPTUS CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues		
Interest Income	$	1,087
Total Revenues		1,087
Expenses		
Regulatory Fees	$	47,207
Occupancy		12,000
Technology and Communication		5,721
Other Operating Expenses		4,812
Professional Fees		4,000
Total Expenses		73,740
Net Loss	$	(72,653)

ACCEPTUS CAPITAL CORP.
STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	143,124
Contributions		80,000
Net Loss		(72,653)
Balance - December 31, 2019	$	150,471

See Accompanying Notes to Financial Statements.

ACCEPTUS CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net Loss	$	(72,653)
Adjustments to Reconcile Net Loss to Net Net Cash Used by Operating Activities:		
Increase in Prepaid Expenses		(3,013)
Decrease in Accounts Payable		(6,505)
Net Cash Used in Operating Activites		(82,171)
Cash Provided by Financing Activities		
Shareholder Contributions		80,000
Net Cash Provided by Financing Activities		80,000
Decrease in Cash		(2,171)
Cash - Beginning		85,668
Cash - Ending	$	83,497

See Acccompanying Notes to Financial Statements.

ACCEPTUS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Acceptus Capital Corp. ("Company") incorporated in New York State and is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company intends to engage in retail sales including buying and selling of stocks, debt securities, options, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also intends to act as a placement agent for private placements of securities.

Income Taxes: Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status, whereby the earnings or loss pass through to its parent company.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: On January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration.

Leases: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lease is required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. The adoption of this new pronouncement had no effect on the Company as it has no leases with terms of more than 12 months.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $130,776 which was $30,776 above its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

When brokerage business begins, the Company's customers will execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSIT WITH CLEARING BROKER

The Company will clear all proprietary and customer transaction through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E – RELATED PARTY TRANSACTIONS

The Company has a lease with an affiliate to occupy space at $1,000 a month. Rent expense for the year ended December 31, 2019 was $12,000.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2019

SCHEDULE I
ACCEPTUS CAPITAL CORP.
STATEMENT OF SUPPORTING SCHEDULES
DECEMBER 31, 2019

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	150,471
Deducations and/or Charges		
Non-Allowable Assets:		
Prepaid Expenses		19,695
Total Deductions and/or Charges		19,695
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		130,776
Less: Haircuts on Investment Securities		-
Net Capital	$	130,776
Aggregate Indebtedness	$	2,721
Percentage of Aggregate Indebtedness to Net Capital		2.08%
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	30,776
Reconciliation with the Company's Computation (including in Part IIA of Form X-17-a-5 as of December 31, 2019):		
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	130,776
Net Capital per above		130,776
Difference	$	0

ACCEPTUS CAPITAL CORP.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Acceptus Capital Corp.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Acceptus Capital Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Acceptus Capital Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Acceptus Capital Corp. stated that Acceptus Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Acceptus Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acceptus Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



ACCEPTUS CAPITAL CORP

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Acceptus Capital Corp. is a broker/dealer registered with the SEC and FINRA.
- Acceptus Capital Corp. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Acceptus Capital Corp. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ▶ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Acceptus Capital Corp. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Acceptus Capital Corp. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2019.

The above statement is true and correct to the best of my and the Firm's knowledge.

Joseph M Caruso   2-18-2020

Chief Executive Officer

Member FINRA, SIPC

510 Broadhollow Road • Suite 104 • Melville, New York 11747
516-927-1001 Local
Member: FINRA / SIPC